15025769

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 16 2015
Washington DC
404

SEC FILE NUMBER
8-65705

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (mm/dd/yy) AND ENDING **12/31/14** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Growth Capital Services, Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

582 Market Street, Ste. #300
(No. and Street)

San Francisco (City) **California** (State) **94104** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Dunn **(415) 655-1646**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200 (Address) **Walnut Creek** (City) **California** (State) **94596** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Brian Dunn**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Growth Capital Services, Inc.**, as of **December 31, 2014**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Director
Title

State of California
County of San Francisco
Sworn to before me on 03.13.2015
Pamela Kahn
Notary Public

PAMELA KAHN
Commission # 2074034
Notary Public - California
San Francisco County
My Comm. Expires Aug 3, 2018

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Growth Capital Services, Inc.

December 31, 2014

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Stockholder
Growth Capital Services, Inc.

We have audited the accompanying statement of financial condition of Growth Capital Services, Inc. (the "Company") as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Growth Capital Services, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 of the Securities Exchange Act of 1934. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates

Walnut Creek, California
March 13, 2015

Growth Capital Services, Inc.

Statement of Financial Condition

December 31, 2014

Assets		
Cash	$	151,013
Accounts receivable		8,916
Prepaid expenses and other assets		43,396
Property and equipment, net of $540 accumulated depreciation		10,116
Total Assets	$	213,441
Liabilities and Stockholder's Equity		
Accounts payable and accrued liabilities	$	72,064
Deferred revenue		3,750
Total Liabilities		75,814
Stockholder's Equity		
Common stock ($0.0001 par value; 10,000,000 shares authorized; 7,505,348 shares issued and outstanding)		751
Additional paid in capital		380,496
Accumulated deficit		(243,620)
Total Stockholder's Equity		137,627
Total Liabilities and Stockholder's Equity	$	213,441

See accompanying notes.

Growth Capital Services, Inc.

Statement of Income

For the Year Ended December 31, 2014

Revenue		
Commission revenue	$	5,168,306
Membership fees		473,165
Other income		1,644
Total Revenue		5,643,115
Operating Expenses		
Commission expense		4,674,518
Compensation		322,345
Consultants		210,311
Professional fees		74,700
Rent		14,520
Bad debt expense		11,070
Travel		3,265
General and administrative		236,359
Total Expenses		5,547,088
Income Before Income Taxes		96,027
Income taxes		800
Net Income	$	95,227

See accompanying notes.

Growth Capital Services, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2014

		Common Stock		Additional Paid in Capital		Accumulated Deficit		Total
January 1, 2014	$	751	$	380,496	$	(338,847)	$	42,400
Net income		-		-		95,227		95,227
December 31, 2014	$	751	$	380,496	$	(243,620)	$	137,627

See accompanying notes.

Growth Capital Services, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2014

Cash Flows from Operating Activities		
Net income	$	95,227
Adjustments to reconcile net income to net cash provided by operating activities:		
Bad debt expense		11,070
Foreign currency translation		6,117
(Increase) decrease in:		
Accounts receivable		(23,154)
Prepaid expenses and other assets		(16,083)
Increase (decrease) in:		
Accounts payable and accrued liabilities		2,155
Deferred revenue		(6,250)
Net Cash Provided by Operating Activities		69,082
Cash Flows from Investing Activities		
Purchases of property and equipment		(5,651)
Net Cash Used in Investing Activities		(5,651)
Net Increase in Cash and Cash Equivalents		63,431
Cash and cash equivalents at beginning of year		87,582
Cash and Cash Equivalents at End of Year	$	151,013
Supplemental Discolsures:		
Taxes paid	$	1,650

See accompanying notes.

Growth Capital Services, Inc.

Notes to the Financial Statements

December 31, 2014

1. Organization

Growth Capital Services, Inc. (the "Company") was incorporated in California on November 1, 2000, as ProgressiveTrade Securities, Inc. In January 2005, the Company changed its name to Aquillian Investments, Inc. In January 2007, the Company changed its name to Growth Capital Services, Inc. The Company operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, specializing in the private placement of securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Commissions Payable
The Company pays commissions to its registered representatives as a percentage of revenue earned. Commission expense and the payable are recorded when services are provided and the corresponding revenue is recorded.

Furniture and Equipment
Furniture and equipment is carried at cost. Depreciation is calculated using the straight-line method over the estimated useful life (5 to 7 years) of the asset.

Revenue Recognition
Revenues include securities commissions and membership fees paid by the Company's independent representatives for services rendered. Revenue is recognized when services are provided per the terms of the agreements. Deferred revenue represents the portion of revenue which relates to future periods covered by the Company's agreements.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes
The Company files a federal income tax return and a California state income tax return and measures its deferred tax assets and liabilities using the tax rates applicable to those income tax returns. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company evaluates its tax positions for any potential uncertain tax positions. If applicable, the Company accrues for those positions identified which are not deemed more likely than not to be sustained if challenged and recognizes interest and penalties on any unrecognized tax benefits as a component of the provision for income taxes.

Foreign Currency
Foreign currency gains and losses are primarily the result of remeasuring assets and liabilities denominated in a currency other than the Company's functional currency and are included in other income on the accompanying statement of income.

3. Lease Commitments

The future minimum annual lease payments under a non-cancellable lease for the Company's office space, which expires on December 31, 2015, is $15,840.

4. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2014, the Company's net capital was $75,055, which exceeded the requirement by $70,001.

5. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

The Company's total deferred tax assets as of December 31, 2014 are as follows:

Federal net operating loss carryforward	$	35,168
Valuation allowance		(35,168)
Net deferred taxes	$	-

5. Income Taxes (continued)

Deferred tax assets and liabilities are primarily the result of federal net operating loss ("NOL") carryforwards. As of December 31, 2014, the Company had federal NOL carryforwards of $234,456 and no state NOL carryforwards that may be used to offset future taxable income. Net operating loss carryforwards expire at various times beginning in 2023.

A valuation allowance of $35,168 has been established for those deferred tax assets that will more likely than not be unrealized. This is a decrease of $25,872 from the prior year's valuation allowance. There is no current year provision for federal income tax and an $800 income tax provision for state taxes. The Company is no longer subject to examinations by major tax jurisdictions for years before 2010.

6. Subsequent Events

The Company has evaluated subsequent events through March 13, 2015, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Growth Capital Services, Inc.
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2014

Net Capital		
Total stockholder's equity	$	137,627
Less: Non-allowable assets		
Accounts receivable		8,916
Prepaid expenses and other assets		43,396
Property and equipment, net		10,116
Total non-allowable assets		62,428
Net Capital Before Haircuts		75,199
Less: haircuts		144
Net Capital		75,055
Net minimum capital requirement of 6 2/3 % of aggregate indebtedness of $75,814 or $5,000 whichever is greater		5,054
Excess Net Capital	$	70,001

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2014)

There were no material differences noted in the Company's net capital computation at December 31, 2014.

See accompanying notes.

Growth Capital Services, Inc.
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2014

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2014

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Stockholder
Growth Capital Services, Inc.

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Growth Capital Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that Growth Capital Services, Inc. met the identified exemption provisions for the year ended December 31, 2014. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter & Associates

Walnut Creek, California
March 13, 2015